UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EMCORE Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

290846203

(CUSIP Number)

Northern Right Capital Management, L.P.

Attn: Matthew A. Drapkin

9 Old Kings Hwy. S.

4th Floor

Darien, Connecticut 06820

(203) 951-5440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS Northern Right Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 342,531
	8	SHARED VOTING POWER 1,825,116
	9	SOLE DISPOSITIVE POWER 342,531
	10	SHARED DISPOSITIVE POWER 1,825,116

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS Northern Right Capital (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,701,507
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,701,507
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,701,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.15%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS NRC Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,609
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 123,609
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.45%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,167,647
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,167,647

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,167,647
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,167,647

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2018, on behalf of the Reporting Persons, with respect to the shares of common stock, no par value (the “Common Stock”), of EMCORE Corporation, a New Jersey corporation (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

The Reporting Persons expended an aggregate amount equal to $11,091,006 (including commissions) to purchase 2,167,647 shares of Common Stock. Funds used to purchase the reported securities held by Northern Right QP have come from the working capital of Northern Right QP, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business. Funds used to purchase reported securities held by the Managed Account have come from the funds of the Managed Account, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 2,167,647 shares of Common Stock. Based upon a total of 27,670,466 outstanding shares of Common Stock as of January 31, 2019, as reported in the Issuer’s annual report on Form 10-Q for the quarter ended December 31, 2018, which was filed with the Securities and Exchange Commission on February 6, 2019 the Reporting Persons’ shares represent approximately 7.83% of the outstanding shares of Common Stock.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 1,701,507 shares of Common Stock (the “QP Shares”), which represent approximately 6.15% of the outstanding shares of Common Stock.

NRC Partners I, LP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 123,609 shares of Common Stock (the “NRC Shares”), which represent approximately 0.45% of the outstanding shares of Common Stock.

As general partner and investment manager of Northern Right QP and NRC Partners I, LP, Northern Right Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the QP Shares and the NRC Shares. Northern Right Management disclaims beneficial ownership of the QP Shares and NRC Shares. Northern Right Management in its capacity as investment manager for the Managed Account may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 342,531 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 1.24% of the outstanding shares of Common Stock. Northern Right QP disclaims beneficial ownership of the Managed Account Shares.

As general partner of Northern Right Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Northern Right Management. BCA disclaims beneficial ownership of any shares of Common Stock beneficially owned by Northern Right Management.

As managing member of BCA, Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Drapkin disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock since the original filing of this Schedule 13D, all of which were brokered transactions, are set forth below.

Reporting Person	Trade Date	Purchased (Sold)	Price / Share
Northern Right QP	12/26/2018	5,968	3.9651
Northern Right QP	12/27/2018	14,843	3.9998
Northern Right QP	12/28/2018	6,243	3.9967
Northern Right QP	1/14/2019	20,810	4.4991
Northern Right QP	1/14/2019	20,810	4.503
Northern Right QP	1/15/2019	8324	4.5
Northern Right QP	1/17/2019	2997	4.5472
Northern Right QP	1/18/2019	9489	4.61
Northern Right QP	1/22/2019	2913	4.61
Northern Right QP	1/23/2019	13734	4.5903
Northern Right QP	1/24/2019	1581	4.4978
Northern Right QP	1/24/2019	20809	4.5121
Northern Right QP	1/25/2019	9323	4.507
Northern Right QP	1/28/2019	957	4.5387
Northern Right QP	1/29/2019	2414	4.5221
Northern Right QP	1/30/2019	30292	4.4441
Northern Right QP	1/31/2019	3579	4.3923
Northern Right QP	2/1/2019	10370	4.3657
Northern Right QP	2/4/2019	8072	4.3597
Northern Right QP	2/5/2019	440	4.35
Managed Account	12/26/2018	1,201	3.9651
Managed Account	12/27/2018	2,988	3.9998
Managed Account	12/28/2018	1,257	3.9967
Managed Account	1/14/2019	4,190	4.503
Managed Account	1/14/2019	4,190	4.4991
Managed Account	1/15/2019	1676	4.5
Managed Account	1/17/2019	603	4.5472
Managed Account	1/18/2019	1,911	4.61
Managed Account	1/22/2019	587	4.61
Managed Account	1/23/2019	2,766	4.5903
Managed Account	1/24/2019	4,191	4.5121
Managed Account	1/24/2019	319	4.4978
Managed Account	1/25/2019	1,877	4.507
Managed Account	1/28/2019	193	4.5387
Managed Account	1/29/2019	486	4.5221
Managed Account	1/30/2019	6,101	4.4441
Managed Account	1/31/2019	721	4.3923
Managed Account	2/1/2019	2,089	4.3657
Managed Account	2/4/2019	1,626	4.3597
Managed Account	2/5/2019	60	4.35
NRC Partners I, LP	2/7/2019	19,000	4.3297
NRC Partners I, LP	2/8/2019	35,400	4.3029
NRC Partners I, LP	2/11/2019	3,206	4.2564
NRC Partners I, LP	2/12/2019	66,003	4.2183

(d) No person other than the Reporting Persons, and the Managed Account with respect to the Managed Account Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common Stock set forth above.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Matthew Drapkin
Name: Matthew Drapkin
Title: Managing Member

NORTHERN RIGHT CAPITAL (QP), L.P.

By:	Northern Right Capital Management, L.P., its general partner

By:	BC Advisors, LLC, its general partner

By:	/s/ Matthew Drapkin
Name: Matthew Drapkin
Title: Managing Member

BC ADVISORS, LLC

By:	/s/ Matthew Drapkin
Name: Matthew Drapkin
Title: Managing Member

MATTHEW A. DRAPKIN

/s/ Matthew Drapkin